File No. 70-98__
     (Acquisition of the Common Stock of Leasing Technologies)

                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                             FORM U-1

                      APPLICATION/DECLARATION

                               UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                 _________________________________

       Allegheny Ventures, Inc.      Allegheny Energy, Inc.
        10435 Downsville Pike         10435 Downsville Pike
  Hagerstown, Maryland 21740                Hagerstown, Maryland
                               21740

               Allegheny Energy Service Corporation
                       10435 Downsville Pike
                    Hagerstown, Maryland 21740
                __________________________________

                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                    Hagerstown, Maryland 21740

 The Commission is requested to send copies of all notices, orders and communications in connection with this Application /
                          Declaration to:


                     Thomas K. Henderson, Esq.
                Vice President and General Counsel
                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD 21740

                       Anthony Wilson, Esq.
                          Senior Attorney
               Allegheny Energy Service Corporation
                       10435 Downsville Pike
                       Hagerstown, MD 21740

                    TABLE OF CONTENTS                  Page

Item 1.  Description of the Proposed Transaction  . .    3

     A.   Introduction.     . . . . . . . . . . . . .    3

     B.   Description of the Parties . . . . . . .  .    5

     C.   Overview of the Transaction . . . . . . . .    6

     D.  Post Transaction Operation and Management. . .  8

Item 2.  Fees, Commissions and Expenses . . . . . . . .  8

Item 3.  Applicable Statutory Provisions  . . . . . . .  8

Item 4.  Regulatory Approvals . . . . . . . . ..  . . . 14

Item 5.  Procedure  . . . . . . . . . . . . . ..  . . . 14

Item 6.  Exhibits and Financial Statements  . .. . . .  14

     A.   Exhibits  . . . . . . . . . . . . . .. . . .  14

     B.    Financial Statements  . . . . . . .  . . .   14

Item 7.  Information as to Environmental Effects   . .  15

Item No.  1.   Description of the Proposed Transaction

     A.   Introduction

     Allegheny Energy, Inc. ("Allegheny"), a registered holding company, Allegheny Energy Service Corporation ("AESC"), a wholly owned service subsidiary of Allegheny, and Allegheny Ventures, Inc. ("Allegheny Ventures"), a wholly owned non-utility subsidiary of Allegheny (collectively, "Applicants"), hereby file this application-declaration with the Securities and Exchange Commission ("Commission") under Sections 6(a), 7, 9(a), 10, 11, 12(b) and 13(b) of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 45, 46, 53, 54, 90 and 91 under the Act.

      Subject  to  Commission  approval,  Allegheny  Ventures  has
entered   into   a  Stock  Purchase  Agreement  ("Stock   Purchase
Agreement")  to acquire 100% of the issued and outstanding  common
stock   of  Leasing  Technologies  International,  Inc.  ("Leasing
Technologies").<F1> The purchase price ("Purchase Price") for all of the issued and outstanding common stock of Leasing Technologies shall be in an aggregate amount not to exceed the equivalent value of Allegheny common stock equal to not less than approximately $26,000,000 and not greater than $42,085,482.00, subject to certain elections and adjustments as set forth in the Stock Purchase Agreement, plus a de minimus amount of cash payable for any fractional shares. The Transaction will be accounted for as a purchase. Specifically, by this application-declaration, subject to the terms and conditions described herein, Applicants seek authority for:

       * Allegheny Ventures to acquire 100% of the issued and outstanding common stock of Leasing Technologies from the owners of that common stock ("Sellers");

       * Allegheny to issue shares of Allegheny common stock, in a number to be determined pursuant to the Stock Purchase Agreement, to the Sellers or their agents;

       * Allegheny Ventures to assume up to $85 million in existing debt held by Leasing Technologies;

       * Allegheny Ventures or Allegheny to make capital and operating contributions to Leasing Technologies in the form of loans, guarantees, advances, or equity contributions up to an aggregate amount not to exceed $100 million through December 31, 2004;

       * Leasing Technologies to provide financing and leasing services to Allegheny Ventures' industrial and commercial customers for energy related equipment and telecommunications equipment - including providing ancillary products and services in a de minimus amount - without regard to the customer's location;


<F1> See Exhibit A-1, Stock Purchase Agreement.

       * Leasing Technologies to enter into a service agreement with AESC.<F2>

       * Leasing Technologies to exceed the 50% limitation in financing and leasing activities to associated companies; and, Leasing Technologies to maintain a 90/10 debt to equity ratio for Leasing Technologies and have it deemed to be 70/30 for purposes of Allegheny's consolidated debt/equity requirements (collectively, the "Transaction").

     Alternately, in the event this Commission deems this Transaction not to satisfy the Commission's standards as discussed in Item 3, Applicants request Commission approval of this Transaction on the basis that it is a de minimus investment taking into account the fact that the Transaction when viewed in the context of its relative size and impact on Allegheny as a whole will have a de minimus impact both in terms of monetary investment and risk exposure. Specifically, when Leasing Technologies' total assets of $97 million, gross revenues of $19.8 million, and net income of $2.0 million for the twelve month period ended September 30, 2000 are compared with Allegheny's total assets of $7 billion, gross revenues of $3.5 billion, and net income of $188 million for same twelve month period the de minimus nature and effect of this Transaction becomes apparent. Leasing Technologies' assets, gross revenues, and net income represent less than one percent of that of the Allegheny system. Moreover, the aggregate investment of $100 million represents an asset investment of less than one and one half percent of the value of the existing assets - a de minimus investment for the Allegheny system.

     Applicants  seek  to  minimize  operational  disruptions   to
Leasing Technologies during the time period when this application-
declaration  is  pending  before the  Commission.   Financing  and
leasing is a highly liquid business that requires a company to have a great deal of flexibility in utilizing its capital.<F3> Due to the relatively short-term nature of a financing and leasing company's assets, success in the industry requires the continuous underwriting of new business. Leasing Technologies would be greatly restricted in its ability to utilize its capital during the period between signing of an acquisition agreement and closing of the transaction. Accordingly, Applicants request an order not later than April 30, 2001.

     B.       Description of the Parties

          1.      The Applicants

     Allegheny is a diversified energy company, headquartered in Hagerstown, Maryland. The Allegheny system consists of three regulated electric public utility companies, one public utility natural gas company, an electric generating company, and a non-utility non-regulated subsidiary. The electric utilities are West Penn Power Company ("West Penn"), Monongahela Power Company

<F2> See Exhibit A-2, Form Service Agreement.
<F3>  Financing and leasing is the term applied to providing  secured equipment financing. This financing type developed in the late 1970's as a means for these companies to acquire needed operating equipment without exhausting the expensive development capital raised from their venture capital backers. Equipment financed
usually   includes   essentials  such  as  computers,   laboratory
equipment, test equipment, furniture, manufacturing and production equipment, and other office automation equipment.

("Monongahela Power") (Monongahela Power also has a regulated natural gas utility division as a result of its purchase of West
Virginia   Power),  and  The  Potomac  Edison  Company   ("Potomac
Edison"). In addition to having a gas division Monongahela Power has a wholly owned subsidiary, the Mountaineer Gas Company, which
is   a   regulated  public  utility  natural  gas  company,   (all
collectively d/b/a "Allegheny Power"). Allegheny Power delivers electric energy to about three million people or 1.6 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia and natural gas to about 230,000 customers in West
Virginia.   Allegheny Energy Supply Company, L.L.C. ("AE  Supply")
is the electric generating company for the Allegheny system. AE Supply owns, operates and markets competitive retail and wholesale electric generation.<F4> AE Supply also manages and operates electric generation owned by the regulated utilities d/b/a Allegheny Power that has not yet been deregulated. Allegheny Ventures, Inc., a
non-utility   non-regulated  subsidiary  of  Allegheny,   actively
invests in and develops energy-related projects through its wholly
owned   subsidiary  Allegheny  Energy  Solutions.    Additionally,
Allegheny Ventures invests in and develops telecommunications projects through Allegheny Communications Connect, Inc., an exempt telecommunications company under the Act.

     For the twelve months ended September 30, 2000, Allegheny's gross revenues and net income were approximately $3.524 billion and $188 million, respectively.

          2.         Leasing Technologies

       Leasing Technologies is a privately held leasing and financing company formed in 1983. It is headquartered in Wilton, Connecticut, with offices in Philadelphia, Boston, Atlanta, San
Francisco,  and  Los  Angeles.<F5>   Leasing  Technologies   provides
financial services to entities primarily involved in technology or information services companies specializing in providing financing
to   entities   engaged   in  telecommunications,   biotechnology,
healthcare,  software, internet, and other technologies.   Leasing
Technologies offers a variety of equipment financing and leasing services focusing primarily on short-term fair market value leases ranging from 18 to 48 months. Leasing Technologies also has a division that focuses primarily on young venture capital-backed companies in the technology, information services, software, telecommunications and life science markets. Since its inception Leasing Technologies has written equipment leases and loans totaling over $250 million. Leasing Technologies presently serves over two hundred (200) customers in a variety of industries throughout the United States.

      For the twelve months ending September 30, 2000, Leasing Technologies had revenues of approximately $19.8 million and net income of $2.0 million.

<F4> See Allegheny Energy, Inc., Holding Co. Act Release No.35-27101,
Order  Authorizing  Formation of Subsidiary Company;  Transfer  of
Assets   to  Generation  Company;  Issuance  and  Acquisition   of
Securities;   Capital   Contributions;  and   Service   Agreements
(November 12, 1999). See also Allegheny Energy, Inc., Holding Co. Act Release No.35-27205, Order Authorizing Formation of Subsidiary Companies; Transfer of Assets and Liabilities to Generation Company; Issuance of Notes; Payment of Dividends; Intersystem Service Agreements; Reservation of Jurisdiction (July 31, 2000).
<F5>  Leasing  Technologies  has two wholly owned  subsidiaries:  LTI
Portfolio  Management  Corp., and LTI Lease  Corp.   Additionally,
Atlantic   Computer  Funding  Corporation,  Inc.,   a   New   York
corporation, is an affiliate of Leasing Technologies due to the fact that George A. Parker, Executive Vice President of Leasing
Technologies,  owns 100% of Atlantic's stock.   In  turn  Atlantic
owns 100% of LTI Funding. Both Atlantic Computer and LTI Funding are inactive.

     C.   Overview of the Transaction

        1.     The Acquisition

     Subject to Commission approval, Allegheny Ventures has entered into a Stock Purchase Agreement to acquire 100% of the outstanding common stock of Leasing Technologies from the Sellers. The Purchase Price for all of the issued and outstanding common stock of Leasing Technologies is the equivalent of number of shares of Allegheny common stock in a value not less than approximately $26,000,000 and not to exceed approximately $42,200,000 after adjustment for Leasing Technologies reaching certain mutually established earnings targets over a three year period. The Purchase Price is subject to certain elections and adjustments as set forth in the Stock Purchase Agreement, plus a de minimus amount of cash payable for any fractional shares. Additionally, Allegheny Ventures has agreed to assume up to $85 million of Leasing Technologies' outstanding liabilities.<F6>

     Collectively, Leasing Technologies' senior management and employees own approximately 56.31% of the outstanding common stock of Leasing Technologies. The 43.69% held by the non-management / non-employee shareholders is payable in Allegheny common stock at
the   closing   of  the  Transaction.   Management  and   employee
shareholders will be paid out of the escrow account over a  period
of  three  years.   At the end of each of the three  (3)  calendar
years following the closing of the Transaction the management and employee shareholders will receive a baseline amount or the baseline plus additional amounts pursuant to the Stock Purchase Agreement.<F7> All consideration will be payable in Allegheny common stock.<F8>

     By this Transaction, Applicants propose to focus and expand the scope and breadth of services to include the leasing and financing of energy related, telecommunications, information technology, and distributed generation equipment, along with ancillary products and services. Allegheny and Allegheny Ventures are committed to growing the unregulated portion of the businesses. The ability to provide a comprehensive financial solution for the Allegheny system's telecommunications, distributed generation and core utility customers is a crucial component of this strategy. Leasing Technologies will be the financial platform to provide comprehensive financial solutions. Applicants are fully committed to supporting Leasing Technologies to achieve the planned business objectives.


<F6> See Exhibit A-1, Stock Purchase Agreement.
<F7>  The  additional  amounts are subject  to  Leasing  Technologies achieving the mutually agreed upon plan, which plan, in the spirit of the Transaction includes mutually agreed upon earnings before interest and taxes ("EBIT") targets. The management and employee shareholders can receive an amount (the "Overage") equivalent to their respective pro-rata share of $16,398,500 worth of Allegheny Energy common stock as determined by multiplying the percentage of actual EBIT earned as compared to the target EBIT times the amount of Allegheny Energy common stock allocated to the particular year over the three (3) calendar years following the consummation of the Transaction. At the end of three (3) calendar years following the consummation of the Transaction, Allegheny Ventures will have purchased the management and employee shareholders holdings for total consideration equal to the baseline valuation plus Overages of approximately $10,922,500 worth of Allegheny common stock to the Outside Investors at the consummation of the Transaction.
<F8>  Any  fractional shares resulting from application of the  above calculations will be payable in cash.

        2.  Service Agreement

     Applicants seek authority for Leasing Technologies to enter into a service agreement with AESC. AESC will provide a wide range of services to Leasing Technologies pursuant to a service
agreement.    Under   the  proposed  service  agreement,   Leasing
Technologies will reimburse AESC for the cost of services provided AESC will account for, allocate, and charge its costs of these services on a full cost reimbursement basis under a work order
system  consistent with Commission requirements.   Time  for  AESC
employees  will  be billed to and paid on a monthly  basis,  based upon time records. Leasing Technologies will maintain separate financial records and detailed supporting records. All services will be provided at cost in compliance with Rules 90 and 91.

        3.   Financing

     Applicants seek authority to: assume $85 million of Leasing Technologies' existing indebtedness; and, through December 31, 2004, directly or indirectly make equity or subordinated debt investments in Leasing Technologies up to an aggregate of $100 million to support ongoing operations. The $100 million investment would be made from time to time during the authorization period through open account advances, guarantees, lines of credit, and / or loans. Loans in this Transaction from Allegheny to Allegheny Ventures will have a market interest rate per annum not in excess of Mellon Bank's prime commercial lending rate as announced from time to time plus 3% and will have a final maturity not to exceed 30 years. Additionally, authorization is requested for Leasing Technologies to issue short-term or long-term debt, through the authorization period in an aggregate amount not to exceed the portion of the $100 million then outstanding multiplied by the authorized debt to equity ratio approved for Leasing Technologies. Leasing Technologies' short-term and long-term debt issuance will be at market rates and on a non-recourse basis to Allegheny and its other subsidiaries.

             4.   Capitalization Ratios

     Allegheny requests that the Commission deem the actual debt/equity ratio of Leasing Technologies for purposes of Allegheny's consolidated debt equity requirements to be 70/30 as long as Leasing Technologies maintains at least the 10 equity ratio customary for financing companies. Many financing companies maintain a debt/equity ratio of approximately 90/10, as that is a customary leverage ratio and necessary to compete in that industry. This avoids penalizing Allegheny for leverage that is completely customary in the finance/leasing industry. In addition, requiring Leasing Technologies to maintain a 70/30 ratio would significantly disadvantage it against other competitors and would not permit Leasing Technologies to most efficiently use its resources.

     The Transaction, when completed, will not materially impact the debt / equity ratios of Allegheny. Moreover, Allegheny, and all the subsidiaries thereof, will not undertake to issue any debt or engage in any transaction if such action would result in Allegheny's consolidated system debt / equity ratios falling below the Commission's debt / equity requirement of 30% common equity, including Leasing Technologies at an imputed 70/30 debt to equity ratio. Additionally, within sixty (60) days after the end of each financial quarter, Allegheny will provide the Commission with reports containing actual and pro forma capitalization ratio calculations in the same format that was provided in the confidential exhibit to this application for Allegheny on a consolidated basis.

     D.   Post Transaction Management and Operations

     Applicants intend to integrate leasing and financing efforts with broader efforts to establish energy and telecommunications businesses both within and outside their traditional utility service territory. Accordingly, Applicants request that the Commission not impose any geographic limits on the proportion of its leasing business that comes from customers located within its traditional utility service territory nor on the amount of business with associate companies.

     Applicants propose to utilize Leasing Technologies to support existing and planned Allegheny business activities and initiatives. This includes financing and/or leasing networking and telecommunications and internet service and equipment, distributed generation equipment and installation, ancillary products and services, etc. Additionally, the Transaction would position Allegheny to finance what traditionally had been core utility services in a deregulating marketplace. Those services include financing equipment replacement or upgrades. Finally, Leasing Technologies will provide Allegheny with a vehicle to diversify into new technologies as well as create new revenue streams for the future.

     The    leasing    and    financing   of    energy    related,
telecommunications,   information  technology,   and   distributed
generation equipment, along with ancillary products and services, is similar to activities previously approved by this Commission in a series of earlier orders.<F9> In those orders the Commission authorized a registered system to engage in a significant number of financing activities, including: (i) providing short and long term loans, for a period of time not to exceed the lesser of ten years of the expected useful life of the equipment, for the purchase of standard gas appliances and certain gas utilizing equipment, such as gas heat pumps and gas turbines;<F10> and (ii) financing, through guarantees, capital leases, operating leases or promissory notes with terms of one to five years, the purchase of electric bicycles, tricycles and skateboards through use of an external borrowing program.<F11> Although the scope and amount of Allegheny's proposed activities might eventually be more extensive than that previously authorized by the Commission, there is no substantive difference in the activities, which are all reasonably incidental, or economically necessary or appropriate to utility operations.

     The specialty finance business requires certain specialized skills and information systems. To be successful and profitable it is helpful for a company to possess, among other things, an experienced management team with extensive industry knowledge and expertise, a strong sales force and an efficient and well-developed credit and back office operation. Although Allegheny could develop its own management team, the slow and expensive

<F9> See Item 3, Section B, Analysis of Commission Orders.
<F10>  Central  and  South  West Corp., No.  26367  (Sept.  1,  1995)
(customer   financing   in  connection  with   energy   management
services); Entergy Corp., No. 25718 (Dec. 28, 1992) (same).
<F11>  Consolidated  Natural  Gas Co.,  No.  26234  (Feb.  23,  1995)
(financing for purchase of certain gas equipment by customers that would, in turn, purchase gas from system operating companies).

process of acquiring a seasoned management team and developing the appropriate capabilities would necessarily hamper or damage Allegheny's competitiveness. Consequently, Applicants propose not only to acquire Leasing Technologies but also to retain key management personnel. The Employment Agreement, attached to Exhibit A-1, as Exhibit D thereto, provides that existing senior management will be retained for at least three (3) years.<F12>

     Applicants anticipate that the majority of the leases Leasing Technologies would enter into would be capital leases with terms of an average life of three to five years. For capital leases, while Applicants would have credit exposure to the lessee for lease payments, Applicants would not have financial exposure to the value of the leased property because the lessee would own such property at the end of the lease term. Applicants believe that many lessees prefer to consolidate their leasing business with one or a small number of lessors. Therefore, it will be necessary for the leasing subsidiary to lease non-energy and non-telecommunications related equipment to lessees who also lease energy and telecommunications related equipment.

     Applicants propose to initially rely on Leasing Technologies' credit process and policies with respect to: due diligence reviews; the commitment and documentation process; credit reviews; and lease administration. To the greatest extent possible, Applicants will operate Leasing Technologies using shared resources. AESC will continue to operate Leasing Technologies with Leasing Technologies' employees.

Item 2.   FEES, COMMISSIONS AND EXPENSES

     Fees and expenses in the estimated amount of $10,000 plus ordinary expenses of approximately $500 expected to be incurred in connection with the preparation of this application. None of the fees, commissions, or expenses is to be paid to any associate or affiliate company of Allegheny or any affiliate of any such associate company except for legal, financial, and other services to be performed at cost.

Item 3.   APPLICABLE STATUTORY PROVISIONS

     Sections 6(a), 7, 9(a), 10, 12(b) and 13(b) of the Act, and Rules 45, 53, 54, 90, and 91 under the Act are directly or indirectly applicable to the proposed transactions for which authorization is sought in this Application-Declaration.

     Sections 6(a), 7, and 12 of the Act and Rules 53 and 54 apply to the issue and sale of securities, and the provision of credit support by Allegheny.

     Sections 6(a), 7 and 12 and Rule 45 apply to the issue and sale of securities, and the provision of any non-recourse credit support.

     Section  13(b) of the Act and Rules 90 and 91 under  the  Act
apply   to  the  services  to  be  provided  by  AESC  to  Leasing
Technologies.

<F12> See Exhibit A-1, Stock Purchase Agreement.

     Rule 45(b)(7) applies to the issuance of a guaranty or credit support by Allegheny or Allegheny Ventures with respect to any security issued by any other subsidiary company of Allegheny.

     A.   Statutory Analysis

     Section 9(a)(1) provides that unless the acquisition has been approved by the Commission under Section 10 "it shall be unlawful for any registered holding company or any subsidiary company thereof . to acquire, directly or indirectly, any securities or utility assets or any other interest in any business." The proposed Transaction is subject to Section 9(a) of the Act and therefore must satisfy the standards of Section 10 of the Act.
Section 10(c)(1) of the Act provides, in relevant part, that the "Commission shall not approve . an acquisition of securities or utility assets, or of any other interest, which is . . . detrimental to the carrying out of the provisions of Section 11."
Section 11(b) makes it the duty of the Commission to require:

            . . . that each registered holding company, and each subsidiary company thereof, shall take such action as the Commission shall find necessary to limit the operations of the holding-company system of which such company is a part to a single integrated public-utility system, and to such other businesses as are reasonable incidental, or economically necessary or appropriate to the operations of such integrated public-utility system.

These provisions have been interpreted to apply both to the acquisition of an existing company and the formation of a company by a registered holding company. The Commission has interpreted these provisions to require the existence of a functional relationship between the utility operations of the registered holding company and its non-utility activities.

     Based upon Commission precedent, more fully discussed in the following section, Applicants believe that the acquisition of Leasing Technologies as described herein satisfies the functional relationship test and thereby the requirements of the Act.

     B.   Analysis of Commission Orders

     Unlike the Commission's recent determination in Old Dominion,<F13> where the Commission ordered the divestiture of financial services operations that were outside the parameters of the Act, Applicants intend that Leasing Technologies would (by the end of a transition period discussed in the next section) conduct activities that are similar to, or ancillary to, financing activities that are either expressly permitted by the Act or that the Commission has by order authorized as being consistent with the Act.

     There are numerous examples of Commission approval of activities similar to the leasing and financing of energy and telecommunications related equipment. Specifically, in a 1995

<F13> Holding Co. Act Release No. 35-27113 (Dec. 15, 1999).

matter involving Consolidated Natural Gas Company, the Commission recognized the functional relationship of a financing subsidiary, when it authorized CNG Financial Services, Inc., a wholly owned subsidiary of Consolidated Natural Gas Company, a registered holding company, to provide short-term and long term loans, for a period of time not to exceed the lesser of ten years or the expected useful life of the equipment, for the purchase of standard gas appliances and certain gas utilizing equipment, such as gas heat pumps and gas turbines.<F14> In New Century Energies, Inc., the Commission authorized the retention of subsidiaries
engaged   in   non-utility  activities,   including   leasing   of
substations to certain customers, development of, and investment in, various utility projects, servicing of fuel transportation
facilities,  holding  of  mineral  interests  and  water   rights,
customer financing for purchases of heat pumps, environmental consulting services, engineering, design, procurement, operation, maintenance and construction of power production facilities and related activities, and maintenance of a personnel resource
database.<F15>   Additionally,  in  a  1998  order,  the   Commission
authorized a non-utility subsidiary of Central and South West Corporation, a registered holding company, to, among other things, provide financing, through guarantees, capital leases, operating leases or promissory notes with terms of one to five years, to customers in connection with the purchase of electric bicycles, tricycles and skateboards.<F16> In other cases the Commission has authorized funding equipment modifications<F17> and customer energy management services.<F18>

     There is no substantive difference in the activities for which authorization is sought - all of which are reasonably incidental, economically necessary, and appropriate to Applicants' energy and telecommunication business.

     C.   Transition Period

     Applicants' objective in acquiring Leasing Technologies is to operate it as a lessor and financier of energy and telecommunications related equipment. Customers in the leasing industry, however, generally prefer to consolidate their leasing business with one or a small number of lessors. Accordingly, established participants generally are engaged in activities that are not entirely consistent with Applicants' business plans. Applicants request permission to continue these non-conforming operations, if any, for a three-year transition period to permit a commercially reasonable exit from these non-conforming lines while

<F14> Holding Co. Act Release No. 35-26234 (Feb. 23, 1995),
<F15> Holding Co. Act Release No. 35-26748 (August 1, 1997).
<F16> Holding Co. Act Release No. 35-26910 (Aug. 24, 1998).
<F17>  See  Eastern  Utilities Associates (now d/b/a EUA  Cogentrix),
Release Nos. 35-24273, 35-25636, and 35-26546 (September 17, 1992,
July 25, 1996, and Dec. 16, 1986) (authorizing energy management consulting services and the funding of equipment modifications).
<F18>  Northeast  Utilities, Release No. 35-25900  (Sept.  30,  1993)
(authorizing  expansion of energy management services  to  include
identification  of  resources,  such  as  water,  cost   reduction
opportunities and design of processes and equipment to realize efficiencies); and Southern Company, Holding Co. Act Release No.
35-26221 (Jan. 25, 1995) (same); and Entergy Corp., Holding Co. Act Release No. 35-25718 (Dec. 28, 1992) (customer financing in connection with energy management services).

it expands the activities of the acquired company in energy and telecommunications related equipment.

     The transition period is necessary for two reasons: first, to avoid a "fire sale" of the non-conforming accounts in the portfolio; and, second, to incorporate Leasing Technologies' experience in financing and leasing. If Applicants were not authorized to continue to operate Leasing Technologies in its current manner with the existing portfolio for some transition period Applicants would be forced to abruptly drop or sell a line of the business. It would be unlikely that Leasing Technologies would be able to thereafter generate sufficient revenue to support its existing infrastructure and overhead in the short term.
Applicants would then be forced to subsidize the business or operate at a loss.

     Permitting a transition period is fully consistent with the Commission's long-standing practice of permitting registered holding companies to continue to operate non-conforming businesses acquired in the context of a larger acquisition during a transition period and involves no greater risk to Allegheny than those situations. It is important to note that even after the end of the transition period, in light of customer preferences, any leasing business, including one developed by Allegheny, would have some portion of its activity in items that do not constitute Energy and telecommunications related equipment. Such activity, however, would be solely ancillary to the main business and undertaken only to satisfy customer preference.

     D.   Analysis of the 50% Limitation Rule Waiver

     Applicants have requested relief from the fifty-percent limitation which, if applied as in past orders, would limit Leasing Technologies' non-associate financing and leasing activities to less than 50% of its financing and leasing activities with associated companies as well as limit the proportion of its activities that could come from customers located outside of Allegheny's traditional utility service area to less 50% of its total financing and leasing activities.<F19>

      In March 1994, the Commission affirmed the "fifty-percent" limitation in a denial of an application for approval to exceed
the  standard.<F20>   The Commission previously  has  authorized  the
factoring of accounts receivable of both associate and non-associate companies. The Commission, in July 1986, authorized CSW Credit, a special-purpose subsidiary of a registered holding company, to process the accounts receivable of non- associate companies.<F21> Fifty percent of the accounts receivable processed by CSW Credit were required to be from associate companies.

     Applicants are of the view that it is appropriate to grant the requested relief in this case. A relaxation of the limitation will enable Allegheny Ventures and Allegheny to realize fully the

<F19>  See Central and South West Corp., Holding Co. Act Release  No.
23767 (July 19, 1985) (associate companies); CSW Credit, Inc., Holding Co. Act Release No. 24157 (July 31, 1986) (non- associate companies).
<F20>  See Id., and see CSW Credit, Inc., Holding Co. Act Release No.
24157  (July  31, 1986) (non- associate companies).   CSW  Credit,
Inc., Holding Co. Act Release No. 25995 (March 2, 1994). As recently as 1997, in Holding Co. Act Release No. 26684, the SEC affirmed the 50% limitation.
<F21> Id.

benefits derived from the acquisition of Leasing Technologies. In addition, the activities of Leasing Technologies should contribute to the economic well being of the Allegheny system. Considering all of the relevant facts and circumstances, the relief sought is appropriately designed to allow the applicants sufficient time to bring the current levels of associate factoring in balance with non- associate receivables without adversely affecting the operations of the utility system. The business plan is not to provide financing and leasing services to affiliates, although some may occur, rather to provide services to customers in connection with the energy and telecommunications related equipment. Those customers will be both inside and outside Allegheny's traditional utility service area reflecting the deregulation and competition that the Allegheny system now faces. Relaxation of the limitation will enable the Applicants to fully realize the benefits derived from the acquisition of Leasing Technologies as those benefits contribute to the economic well being of the Allegheny system. The possibility of an adverse effect upon the Allegheny system, investors or utility customers resulting from the requested waiver of the 50% limitation is remote. Applicants' request is consistent with the Commission past practice of permitting the provision of certain energy-related services regardless of service area.<F22>

     In the alternative, Applicants request that if the 50% limitation is to be applied, an expansive definition of "core" business should be utilized which would include providing energy-related as well as telecommunications-related equipment to customers of affiliated companies. Based upon the facts and circumstances presented herein, and the potential benefits to Allegheny, the Leasing Technologies transactions should be treated as dealings on behalf of affiliated companies and considered to be functionally related to the operations of Allegheny. Moreover, by artificially limiting the Leasing Technologies' operations, revenue is also artificially constrained -- with no offsetting reduction in costs. As a result, the 50% limitation will interfere with the Leasing Technologies' ability to conduct its financial services in the most efficient way, the effect of which is to raise the overall cost of doing business and reduce the net benefit to Allegheny. For these reasons, it is essential to obtain a waiver of, or relief from, the 50% limitation.

      In sum, the proposal would enable Allegheny to offer competitive services in a rapidly changing marketplace. The activities described herein will tend toward the economical and efficient development of an integrated public utility business in a deregulating world and the resulting increased efficiency of operations significantly offsets any perceived added complexity caused by such activities.<F23> For all of the foregoing reasons, the financing and leasing activities described herein satisfy the requirements of, and are entirely consistent with, Sections 9, 10 and 11 of the Act and Commission orders.


     E.   Rule 54

<F22> See Cinergy Corp, et al., and New Century Energies, Inc., et al.
Holding Co. Act Release No. 35-27124 (Jan. 11, 2000) (permitting certain energy-related services across the entire United States and abroad) and Eastern Utilities Associates, Holding Co. Act Release No. 35-26232 (Feb. 15, 1995) (removing a 50% restriction on out of area management services revenue).
<F23> See Wisconsin's Environmental Decade, Inc. v SEC, 882 F.2d 523,
527 (D.C. Cir. 1989); Northeast Utilities, Holding Company Act Release No. 25,221 (Dec. 21, 1990); Entergy Corp., Holding Company
Act Release No. 25, 136 (Aug. 27, 1990).

     Concerning Rules 53 and 54, as of September 30, 2000, Allegheny's consolidated retained earnings were approximately $917.6 million, and Allegheny's aggregate investment in EWGs and FUCOs was approximately $27.5 million.<F24> The proposed financing arrangements will be structured so that Allegheny's "aggregate investment" in EWGs and FUCOs will not exceed 50% of the system's consolidated retained earnings (approximately $458.8 million). The conditions specified under Rule 53(a) are otherwise satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the proposed financing transactions.

     Rule 54 provides that the Commission, in determining whether to approve certain transactions by such registered holding company or its subsidiaries other than with respect to EWGs and FUCOs, will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if the provisions of Rule 53(a), (b) and (c) are satisfied. For purposes of Rule 54, the conditions in Rule 53(a) are satisfied and none of the conditions specified in Rule 53(b) exist or will exist as a result of the proposed transactions. Accordingly, Rule 53(c) is not implicated and Rule 54 is satisfied.

Item 4.   REGULATORY APPROVALS

     No Federal or State commission or regulatory body, other than this Commission, has jurisdiction over this Transaction.

Item 5.   PROCEDURE

     It is requested that the Commission's order granting this Application or Declaration be issued on or before April 30, 2001. There should be no recommended decision by a hearing or other responsible officer of the Commission and no 30-day waiting period between the issuance of the Commission's order and its effective date. Applicants consent to the Division of Corporate Regulation's assisting in the preparation of the Commission's decision and order in this matter, unless the Division opposes the Transaction covered by this Application or Declaration.

Item 6.   EXHIBITS AND FINANCIAL STATEMENTS

     A.   Exhibits

    A-1    Stock Purchase Agreement
          (filed December 29, 2000)

          A-2  Form Service Agreement
               (to be filed by amendment)

<F24>  In  file  number 70-9801 (the AE Supply - Enron  application), which is currently pending before this Commission, Applicants have requested authority to finance the acquisition with a combination of debt and equity that is consistent with Allegheny's existing limits on "aggregate investment" under Rule 53. Thus, subject to Commission approval of 70-9801, Applicants will have invested up to the existing Aggregate Investment Limitation.

          D    Hart-Scott Rodino Notification Filing
               (to be filed by amendment)

          F    Opinion of Counsel
               (to be filed by amendment).

          H    Form of Notice
               (filed December 29, 2000)

     B.   Financial Statements

          FS-1      Allegheny Energy, Inc. and subsidiaries
                    consolidated balance
                    sheet, consolidated statement of income and retained earnings per books and pro forma
                    (to be filed by amendment)

          FS-2      Leasing Technologies International, Inc.
                    balance sheet, consolidated
                    statement of income and retained earnings per books and pro forma
                   (to be filed by amendment)

Item 7.        INFORMATION AS TO ENVIRONMENTAL EFFECTS

     A. The authorizations applied for herein do not require major federal action significantly affecting the quality of the human environment for purposes of Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4232(2)(C)).

     B.   Not applicable.

                            SIGNATURE

          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                                    ALLEGHENY ENERGY, INC.
                                    ALLEGHENY VENTURES, INC.
                                    ALLEGHENY ENERGY SERVICE CORPORATION



                                   By: /S/ THOMAS K. HENDERSON

Dated: December 29, 2000              Thomas K. Henderson